UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-38773

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On October 8, 2026, China SXT Pharmaceuticals, Inc. (the “Company”) issued a press release announcing a registered direct offering of units, each consisting of one Class A ordinary share (or a pre-funded warrant in lieu thereof) and one common warrant (each, a “Warrant”). The press release contained a typographical error regarding the exercise price of the Warrants. The correct initial exercise price of the Warrants is $2.75 per Class A ordinary share. A copy of the revised press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibits

Exhibit No.	Description
99.1	Press Release dated October 8, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 8, 2026

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Co-Chief Executive Officer

By:	/s/ Simon Lim Sze Beng
Name:	Simon Lim Sze Beng
Title:	Co-Chief Executive Officer

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